UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D*

Under the Securities Exchange Act of 1934

Model N, Inc.
(Name of Issuer)

Common Stock, par value $0.00015 per share
(Title of Class of Securities)

607525102
(CUSIP Number)

Joshua M. Schwartz
c/o The Law Office of Matthew J. Day PLLC
120 W. 45th Street, Suite 3600
New York, NY  10036
 (917) 836-7361

With a copy to:

The Law Office of Matthew J. Day PLLC
120 W. 45th Street, Suite 3600
New York, NY  10036
Attn: Matthew J. Day, Esq.
(212) 673-0484
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 7, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No. 607525102		Page 2 of 16
1	NAME OF REPORTING PERSON.
Joshua Schwartz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.		(a)	☐
			(b)	☒

3	SEC USE ONLY.

4	SOURCE OF FUNDS.
PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E).			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER.
91,000

	8	SHARED VOTING POWER.
-0-

	9	SOLE DISPOSITIVE POWER.
91,000

	10	SHARED DISPOSITIVE POWER.
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
91,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%.

14	TYPE OF REPORTING PERSON.
IN

Schedule 13D
CUSIP No. 607525102		Page 3 of 16
1	NAME OF REPORTING PERSON.
JL Nominees Pty Ltd in its capacity as trustee for Justin Liberman Family Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.		(a)	☐
			(b)	☒

3	SEC USE ONLY.

4	SOURCE OF FUNDS.
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E).			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.
State of Victoria, Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER.
-0-

	8	SHARED VOTING POWER.
396,652

	9	SOLE DISPOSITIVE POWER.
-0-

	10	SHARED DISPOSITIVE POWER.
396,652

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
396,652

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.3%

14	TYPE OF REPORTING PERSON.
OO

Schedule 13D
CUSIP No. 607525102		Page 4 of 16
1	NAME OF REPORTING PERSON.
Justin Liberman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.		(a)	☐
			(b)	☒

3	SEC USE ONLY.

4	SOURCE OF FUNDS.
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E).			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.
Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER.
-0-

	8	SHARED VOTING POWER.
396,652

	9	SOLE DISPOSITIVE POWER.
-0-

	10	SHARED DISPOSITIVE POWER.
396,652

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
396,652

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.3%

14	TYPE OF REPORTING PERSON.
IN

Schedule 13D
CUSIP No. 607525102		Page 5 of 16
1	NAME OF REPORTING PERSON.
LL Nominees Pty Ltd in its capacity as trustee for Laini Liberman Family Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.		(a)	☐
			(b)	☒

3	SEC USE ONLY.

4	SOURCE OF FUNDS.
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E).			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.
State of Victoria, Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER.
-0-

	8	SHARED VOTING POWER.
571,021

	9	SOLE DISPOSITIVE POWER.
-0-

	10	SHARED DISPOSITIVE POWER.
571,021

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
571,021

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.8%

14	TYPE OF REPORTING PERSON.
OO

Schedule 13D
CUSIP No. 607525102		Page 6 of 16
1	NAME OF REPORTING PERSON.
Laini Liberman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.		(a)	☐
			(b)	☒

3	SEC USE ONLY.

4	SOURCE OF FUNDS.
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E).			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.
Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER.
-0-

	8	SHARED VOTING POWER.
571,021

	9	SOLE DISPOSITIVE POWER.
-0-

	10	SHARED DISPOSITIVE POWER.
571,021

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
571,021

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.8%

14	TYPE OF REPORTING PERSON.
IN

Schedule 13D
CUSIP No. 607525102		Page 7 of 16
1	NAME OF REPORTING PERSON.
NL Nominees Pty Ltd in its capacity as trustee for Nic Liberman Family Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.		(a)	☐
			(b)	☒

3	SEC USE ONLY.

4	SOURCE OF FUNDS.
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E).			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.
State of Victoria, Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER.
-0-

	8	SHARED VOTING POWER.
1,417,419

	9	SOLE DISPOSITIVE POWER.
-0-

	10	SHARED DISPOSITIVE POWER.
1,417,419

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
1,417,419

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.5%

14	TYPE OF REPORTING PERSON.
OO

Schedule 13D
CUSIP No. 607525102		Page 8 of 16
1	NAME OF REPORTING PERSON.
Nic Liberman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.		(a)	☐
			(b)	☒

3	SEC USE ONLY.

4	SOURCE OF FUNDS.
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E).			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.
Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER.
-0-

	8	SHARED VOTING POWER.
1,417,419

	9	SOLE DISPOSITIVE POWER.
-0-

	10	SHARED DISPOSITIVE POWER.
1,417,419

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
1,417,419

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.5%

14	TYPE OF REPORTING PERSON.
IN

Schedule 13D
CUSIP No. 607525102		Page 9 of 16

ITEM 1.	SECURITY AND ISSUER

This Statement of Beneficial Ownership on Schedule 13D (this "Statement") relates to the Common Stock, par value $0.00015 per share (“Common Stock”), of Model N, Inc., a corporation formed under the laws of the State of Delaware (“Issuer”).  The principal executive offices of the Issuer are located at 777 Mariners Island Boulevard, Suite 300, San Mateo, California 94404.

ITEM 2.	IDENTITY AND BACKGROUND

(a)-(f).  This Statement is filed by JL Nominees Pty Ltd in its capacity as trustee for Justin Liberman Family Trust  (“JLN”), LL Nominees Pty Ltd in its capacity as trustee for Laini Liberman Family Trust (“LLN”),  NL Nominees Pty Ltd in its capacity as trustee for Nic Liberman Family Trust (“NLN” and together with JLN and LLN, the “Nominees”), Justin Liberman (“JL”), Laini Liberman (“LL”) and Nic Liberman (“NL”) and Joshua Schwartz.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

JLN is a proprietary company which acts as the trustee for the Justin Liberman Family Trust.  LLN is a proprietary company which acts as the trustee for the Laini Liberman Family Trust.  NLM is a proprietary company which acts as the trustee for the Nic Liberman Family Trust.   Each of Nominees is organized under the laws of the State of Victoria, Australia.  Justin Liberman (“JL”), Laini Liberman (“LL”) and Nic Liberman (“NL”) are each the Director of JLN, LLN and NLN, respectively.  Each of JL, LL and NL is a citizen of Australia.  The business address of each JLN, LLN, NLN, JL, LL and NL is 9 Oxford Street, South Yarra, Melbourne, Victoria 3134, Australia.  The principal business of each of JLN, LLN and NLN is to make and dispose of investments.   The occupation of each of JL, LL and NL is acting as company director of each of JLN, LLN and NLN, respectively.  Each of JL, LL and NL has the power to vote and dispose of the securities owned by JLN, LLN and NLN, respectively.  Accordingly, each of JL, LL and NL is deemed to beneficially own the securities owned by JLN, LLN and NLN, respectively.

Joshua Schwartz is a citizen of the United States who is serving as advisor to each of JLN, LLN and NLN in regard to the Common Stock owned by it.  As advisor, Mr. Schwartz has assisted in the selection, timing, sizing and duration of each such proprietary company’s investment in the Common Stock. However, the decision to make any purchase, vote or sale of the Common Stock held by each Nominee remains with such Nominee.  Mr. Schwartz, JLN, LLN and NLN currently plan to make decisions together with the advice of Mr. Schwartz meaningfully impacting the decisions of the others.  Mr. Schwartz previously served as the Managing Member of each of Flatbush Watermill, LLC (“Flatbush Watermill”) and Flatbush Watermill Management, LLC (“Flatbush Watermill Management”).  Flatbush Watermill was the general partner of and Flatbush Watermill Management was the investment adviser to two investment partnerships that held substantial amounts of the Issuer’s Common Stock with the first investment in the Common Stock made in September 2013.

During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has any Reporting Person been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The aggregate purchase price of the 396,652 shares of Common Stock beneficially held by JLN was $4,358,426.58 (including brokerage fees and expenses).  All shares of Common Stock beneficially held by JLN were paid for using its working capital.

The aggregate purchase price of the 571,021 shares of Common Stock beneficially held by LLN was $6,332,717.19 (including brokerage fees and expenses).  All shares of Common Stock beneficially held by LLN were paid for using its working capital.

Schedule 13D
CUSIP No. 607525102		Page 10 of 16

The aggregate purchase price of the 1,417,419 shares of Common Stock beneficially held by NLN was $17,406,831.30 (including brokerage fees and expenses).  All shares of Common Stock beneficially held by NLN were paid for using its working capital.

The aggregate purchase price of the 91,000 shares of Common Stock beneficially held by Joshua Schwartz was $959,870.50 (including brokerage fees and expenses).  All shares of Common Stock beneficially held by Joshua Schwartz were paid for using his personal funds.

ITEM 4.	PURPOSE OF TRANSACTION

(a)-(j).  Each of the Reporting Persons became stockholders in the Issuer following the distribution of shares of Common Stock in January 2015 from an investment partnership managed by Flatbush Watermill Management.  The Reporting Persons believe a number of significant events have taken place since 2015 that position the Issuer to generate meaningfully improved economic performance in the coming years.  First, the Issuer accelerated the transition of its business model from selling software licenses and installing on-premise applications to selling subscriptions and delivering software as a service (SaaS) via the cloud.  Second, the Issuer executed a business combination with its largest direct competitor.  Third, the Issuer identified and hired a suitable replacement for its founder/long-time chief executive officer.  Fourth, the Issuer made a number of other important managerial changes including a new chief financial officer and chief product officer.  Fifth, the Issuer became profitable on a cash flow basis.  The Reporting Persons believe the Issuer’s depth of process knowledge with respect to revenue management in the life sciences and technology manufacturing industries represents a source of valuable competitive advantage that - when combined with its new business model and enhanced management – should generate meaningfully improved levels of: value delivery to customers, cash flow for owners, and intriguing new opportunities for employees. Accordingly, the Reporting Persons have increased their ownership of Common Stock in order to participate in the potential growth in value of the business of the Issuer.

The Reporting Persons further believe that over time, they will be able to share ideas and insight with management that could contribute to long-term value creation for both the Issuer’s customers and its owners.  For example, the Reporting Persons believe that through thoughtful management of the Issuer’s competitive advantage and SaaS business model there exists a very significant opportunity to enhance the value delivered to its network of customers and their trading partners. The Reporting Persons also believe that the current market price of the Issuer’s Common Stock is materially below their estimate of its worth.  Accordingly, the Reporting Persons may communicate with other stockholders and management of the Issuer about maximizing the value of the Common Stock.

Except as set forth herein, the Common Stock have been acquired by the Reporting Persons for investment purposes and were not acquired with the intent to change or influence control of the Issuer or to participate in any transaction having that purpose or effect.  The Reporting Persons reserve the right to change their plans and intentions at any time as they deem appropriate.

The Reporting Persons may acquire additional Common Stock, dispose of all or some of the Common Stock from time to time, in each case in the open market or private transactions, block purchases or sales or otherwise, or may continue to beneficially hold the Common Stock, depending on business and market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors.

Depending on factors deemed relevant by the Reporting Persons, including but not limited to a change in the Issuer's business, governance or financial situation, the Reporting Persons reserve the right to formulate other plans and/or make proposals, and take such other actions as the Reporting Persons, or any of them, may determine.

Presently the Reporting Persons have no plans or proposals which would relate to, or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein.

Schedule 13D
CUSIP No. 607525102		Page 11 of 16

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) As of December 7, 2018, the aggregate number of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Reporting Persons, and (ii) to the knowledge of the Reporting Persons, by each other person who may be deemed to be a member of a group, is as follows:

Reporting Person	Aggregate Number of Shares	Number of Shares: Sole Power to Vote or Dispose	Number of Shares: Shared Power to Vote or Dispose	Approximate Percentage*

Mr. Schwartz (1)	91,000	91,000	0	**
JLN (1)	396,652	0	396,652	1.26%
JL (1)	396,652	0	396,652	1.26%
LLN (1)	571,021	0	571,021	1.82%
LL (1)	571,021	0	571,021	1.82%
NLN (1)	1,417,419	0	1,417,419	4.51%
NL (1)	1,417,419	0	1,417,419	4.51%
Group Total	2,476,092			7.87%

*Based on 31,447,507 shares of Common Stock outstanding as of November 2, 2018, as disclosed in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on November 16, 2018.

**Less than one percent.

(1) Each of the Reporting Persons disclaims beneficial ownership of the securities beneficially held by the other Reporting Persons except to the extent of such Reporting Person's pecuniary interest therein, if any.

(c) The table below lists all the transactions in the Issuer's Common Stock since the date sixty days prior to the event requiring the filing of this Statement by the Reporting Persons.  All transactions were made by the Reporting Persons in the open market.

	Date of
Party	Purchase/Sale	# of Shares	Buy/Sell	Price/Share

NLN	1/10/18	11,300	BUY	$15.40
NLN	1/24/18	3,700	BUY	$15.25
NLN	1/29/18	50,000	BUY	$15.00
JS	2/1/18	3,000	BUY	$14.90
JS	2/2/18	1,000	BUY	$14.80
JS	2/5/18	1,000	BUY	$14.45
JS	2/6/18	2,000	BUY	$13.80
NLN	2/6/18	50,000	BUY	$13.81
NLN	9/14/18	6,000	BUY	$16.32
NLN	9/17/18	5,600	BUY	$16.25
NLN	9/18/18	8,400	BUY	$16.18
NLN	9/19/18	41,700	BUY	$16.24
NLN	9/20/18	52,800	BUY	$16.23
NLN	9/21/18	19,500	BUY	$16.28
NLN	10/3/18	4,000	SELL	$15.75
NLN	10/5/18	72,800	BUY	$14.82
JS	10/5/18	1,000	BUY	$15.08

Schedule 13D
CUSIP No. 607525102		Page 12 of 16

NLN	10/18/18	7,600	BUY	$14.97
NLN	10/19/18	11,000	BUY	$15.26
NLN	10/24/18	30,000	BUY	$15.04
JS	10/24/18	2,500	BUY	$14.95
NLN	10/25/18	2,900	BUY	$15.10
NLN	10/26/18	13,100	BUY	$15.11
NLN	10/29/18	12,000	BUY	$15.09
NLN	10/30/18	840	BUY	$15.11
NLN	11/5/18	17,160	BUY	$15.06
NLN	11/6/18	20,000	BUY	$15.07
JS	11/6/18	1,000	BUY	$14.95
NLN	11/7/18	13,500	BUY	$13.00
JS	11/7/18	2,000	BUY	$12.81
NLN	11/8/18	22,800	BUY	$13.86
JLN	11/8/18	45,600	BUY	$13.86
LLN	11/8/18	45,600	BUY	$13.86
NLN	11/9/18	7,300	BUY	$14.17
JLN	11/9/18	14,600	BUY	$14.17
LLN	11/9/18	14,600	BUY	$14.17
NLN	11/12/18	7,000	BUY	$13.81
JLN	11/12/18	11,652	BUY	$13.81
LLN	11/12/18	11,748	BUY	$13.81
LLN	11/13/18	31,100	BUY	$13.94
NLN	11/14/18	5,000	BUY	$13.88
LLN	11/14/18	26,000	BUY	$13.88
NLN	11/15/18	5,327	BUY	$13.93
LLN	11/15/18	14,673	BUY	$13.93
JS	11/27/18	1,000	BUY	$13.50
JS	11/29/18	1,003	BUY	$13.75
NLN	11/29/18	10,000	BUY	$13.75
NLN	12/6/18	25,000	BUY	$14.19
JS	12/7/18	1,004	BUY	$14.53

(d)         Other than as described in Item 6, no Person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock beneficially owned by the Reporting Persons.

(e)          Not Applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Each of the Reporting Persons is a party to a Joint Filing Agreement dated as of December 7, 2018 (the "Joint Filing Agreement"), pursuant to which the Reporting Persons agreed to jointly file this Statement and any and all amendments and supplements hereto with the Securities and Exchange Commission.  The Joint Filing Agreement is filed herewith as Exhibit 1 and incorporated herein by reference.

Pursuant to an oral agreement with each of the Nominees, such Nominee has agreed to pay Mr. Schwartz 20% of any realized gains from the eventual sale of the shares of Common Stock.  The information regarding the relationship between the Nominees and Mr. Schwartz set forth in Item 2 of this Statement is incorporated herein by reference.

Schedule 13D
CUSIP No. 607525102		Page 13 of 16

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

The following documents are filed herewith:

1.            Joint Filing Agreement dated as of December 7, 2018 by and among JLN, LLN, NLN, JL, LL, NL and Joshua Schwartz.

Schedule 13D
CUSIP No. 607525102		Page 14 of 16

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	December 7, 2018

	/s/ Joshua Schwartz		/s/ Justin Liberman
	Joshua Schwartz		Justin Liberman

	/s/ Laini Liberman		/s/ Nic Liberman
	Laini Liberman		Nic Liberman

JL Nominees Pty Ltd in its capacity as trustee for Justin Liberman Family Trust		LL Nominees Pty Ltd in its capacity as trustee for Laini Liberman Family Trust

By:	/s/ Justin Liberman	By:	/s/ Laini Liberman
	Name: Justin Liberman		Name: Laini Liberman
	Title: Director		Title: Director

NL Nominees Pty Ltd in its capacity as trustee for Nic Liberman Family Trust

By:	/s/ Nic Liberman
Name: Nic Liberman
Title: Director

Schedule 13D
CUSIP No. 607525102		Page 15 of 16

Exhibit Index

The following documents are filed herewith:

	Exhibit	Page

(1)
Joint Filing Agreement dated as of December 7, 2018 by and among JL Nominees Pty Ltd in its capacity as trustee for Justin Liberman Family Trust, LL Nominees Pty Ltd in its capacity as trustee for Laini Liberman Family Trust,  NL Nominees Pty Ltd in its capacity as trustee for Nic Liberman Family Trust, Justin Liberman, Laini Liberman and Nic Liberman and Joshua Schwartz.

(The remainder of this page was intentionally left blank)

Schedule 13D
CUSIP No. 607525102		Page 16 of 16

Exhibit 1

Joint Filing Agreement

The undersigned parties hereby agree to the joint filing of the Statement on Schedule 13D filed herewith, and any amendments hereto, relating to the Common Stock, of Model N, Inc. with the Securities and Exchange Commission pursuant to Rule 13d-1(k) and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Date:	December 7, 2018

	/s/ Joshua Schwartz		/s/ Justin Liberman
	Joshua Schwartz		Justin Liberman

	/s/ Laini Liberman		/s/ Nic Liberman
	Laini Liberman		Nic Liberman

JL Nominees Pty Ltd in its capacity as trustee for Justin Liberman Family Trust		LL Nominees Pty Ltd in its capacity as trustee for Laini Liberman Family Trust

By:	/s/ Justin Liberman	By:	/s/ Laini Liberman
	Name: Justin Liberman		Name: Laini Liberman
	Title: Director		Title: Director

NL Nominees Pty Ltd in its capacity as trustee for Nic Liberman Family Trust

By:	/s/ Nic Liberman
Name: Nic Liberman
Title: Director